SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diligent Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Blair Flicker, Esq.

c/o Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Morgan D. Elwyn, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Parent Holdings, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Merger Sub I, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Merger Sub II, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners IX (Co-Investors), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners (Cayman) IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners (Delaware) IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates IX, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates Growth-Buyout Coinvestment L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Holdings Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,886,736 (see Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,886,736 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,886,736 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.8% (see Item 5) (based on 117,499,646 shares of Common Stock outstanding as of February 12, 2016)

14	Type of Reporting Person (See Instructions) OO

Item 1.                   Security and Issuer.

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Diligent Corporation, a Delaware corporation (“Diligent”), whose principal executive offices are located at 1385 Broadway, 19th Floor, New York, NY 10018.

Item 2.                   Identity and Background.

(a)                                                         This Statement is being filed jointly on behalf of (i) Diamond Parent Holdings, Corp., a Delaware corporation (“Parent”), (ii) Diamond Merger Sub I, Corp., a Delaware corporation (“Merger Sub I”), (iii)  Diamond Merger Sub II, Corp., a Delaware corporation (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), (iv) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP”), (v) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Invest”), (vi) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”), (vii) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (“IVP Delaware” and together with IVP, IVP Co-Invest and IVP Cayman, the “Insight IX Funds”), (viii) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“GBCF”), (ix) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership (“GBCF B”), (x) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership (“GBCF Cayman”), (xi) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership (“GBCF Delaware” and together with GBCF, GBCF B and GBCF Cayman, the “GBCF Funds”), (xii) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA”), (xiii) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA Ltd.”), (xiv) Insight Venture Associates Growth-Buyout Coinvestment, L.P., a Cayman Islands exempted limited partnership (“IVA GBCF”), (xv) Insight Venture Associates Growth-Buyout Coinvestment, Ltd., a Cayman Islands exempted company (“GBCF Ltd.”) and (xvi) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and together with Parent, the Merger Subs, the Insight IX Funds, the GBCF Funds, IVA, IVA Ltd., Holdings and IVA GBCF, the “Reporting Persons”).  The general partner of each of the Insight IX Funds is IVA, whose general partner is IVA Ltd.  The general partner of each of the GBCF Funds is IVA GBCF, whose general partner is GBCF Ltd.  The sole shareholder of each of IVA Ltd. and GBCF Ltd. is Holdings, which is managed by a five (5) person Board of Managers.

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Merger Sub I, Schedule III hereto, with respect to Merger Sub II, Schedule IV hereto, with respect to IVA Ltd., Schedule V hereto, with respect to GBCF Ltd. and Schedule VI hereto, with respect to Holdings, set forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 22, 2016, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

(b)                                                         The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V and Schedule VI hereto set forth the principal business address of each Scheduled Person.

(c)                                                          The principal business of each of the Insight IX Funds and the GBCF Funds is making private equity and related investments.  The principal business of IVA is acting as the general partner of the Insight IX Funds. The principal business of IVA Ltd. is acting as the general partner of IVA.  The principal business of IVA GBCF is acting as the general partner of the GBCF

Funds.  The principal business of GBCF Ltd. is acting as the general partner of IVA GBCF.  The principal business of Holdings is acting as the shareholder of IVA Ltd. and GBCF Ltd. and as the shareholder or other interest holder of affiliated entities.  Parent and the Merger Subs are newly formed entities organized by the Insight IX Funds and GBCF Funds for the purpose of consummating the transactions contemplated by the Merger Agreement (defined below in Item 4).  As of the closing under the Merger Agreement, it is expected that Parent will be owned by: (i) IVP, holding 33.89% of Parent’s equity interests, (ii) IVP Co-Invest, holding 0.68% of Parent’s equity interests, (iii) IVP Cayman, holding 16.84% of Parent’s equity interests, (iv) IVP Delaware, holding 3.59% of Parent’s equity interests, (v) GBCF, holding 13.03% of Parent’s equity interests, (vi) GBCF B, holding 11.86% of Parent’s equity interests, (vii) GBCF Cayman, holding 10.48% of Parent’s equity interests and (viii) GBCF Delaware, holding 9.63% of Parent’s equity interests.  Merger Sub II is a wholly-owned subsidiary of Parent.  Merger Sub I is a wholly-owned subsidiary of Merger Sub II.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V and Schedule VI hereto set forth the principal occupation or employment of each Scheduled Person.

(d)                                                         During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                          During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                                           Parent, Merger Sub I, Merger Sub II, IVP Delaware, GBCF Delaware and Holdings are organized under the laws of the State of Delaware.  IVP, IVP Co-Invest, IVP Cayman, GBCF, GBCF B, GBCF Cayman, IVA, IVA Ltd., IVA GBCF and GBCF Ltd. are organized under the laws of the Cayman Islands.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V and Schedule VI hereto set forth the citizenship of each Scheduled Person.

Item 3.                   Sources and Amount of Funds or Other Consideration.

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (the “Transactions”) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Insight IX Funds and the GBCF Funds as described in Item 4 below and (ii) debt financing.

As a condition to Parent’s and Merger Subs’ willingness to enter into the Merger Agreement, Parent entered into a Voting Agreement (as defined below) with each of (i) Spring Street Partners, L.P. and (ii) Carroll Capital Holdings, LLC, Elizabeth Carroll 2012 Descendants Trust, Kenneth Carroll 2012 Family Trust and Greenwood Investments LLC (the entities identified in clauses (i) and (ii), collectively, the “Supporting Stockholders”).  Pursuant to the Voting Agreements, each Supporting Stockholder has agreed, among other things, to vote, and if requested, to deliver an irrevocable proxy to Parent to vote, the Subject Shares (as defined below) in favor of, among other things, any proposal to adopt and approve or reapprove the Merger Agreement (as defined below) or the Merger (as defined below) and any of the transactions contemplated by the Merger Agreement.  None of the Reporting Persons or Diligent paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.

Item 4.                   Purpose of Transaction.

Merger Agreement

On February 12, 2016, Parent and the Merger Subs entered into an Agreement and Plan of Merger with Diligent, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”).  The Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Merger Sub I will be merged with and into Diligent (the “First Merger”), with Diligent surviving the First Merger as a direct wholly-owned subsidiary of Merger Sub I, and following which, Diligent will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Parent.  Under Diligent’s certificate of incorporation, a stockholder vote will be required to consummate the Merger.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, Parent entered into Voting Agreements, dated as of February 12, 2016 (the “Voting Agreements”), with the Supporting Stockholders.  Pursuant to the Voting Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to vote, and if requested, to deliver an irrevocable proxy to Parent to vote, all shares of stock of Diligent currently held or the voting power of which is hereafter acquired by the Supporting Stockholders (collectively, the “Subject Shares”) in favor of, among other things, any proposal to adopt and approve or reapprove the Merger Agreement or the Merger and any of the transactions contemplated by the Merger Agreement.  In addition, subject to certain limited specified exceptions, the Supporting Stockholders have agreed to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger.  The Voting Agreements will automatically terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based upon information provided by the Supporting Stockholders, as of February 12, 2016, the Subject Shares included: (i) 5,896,973 shares of Common Stock beneficially owned by Spring Street Partners, L.P., (ii) 20,000,000 shares of Series A Preferred Stock, par value $0.001 per share (“Preferred Stock”), of Diligent beneficially owned by Spring Street Partners, L.P., (iii) 10,000,000 shares of Preferred Stock beneficially owned by Greenwood Investments LLC, (iv) 3,389,763 shares of Common Stock beneficially owned by Carroll Capital Holdings, LLC, (v) 600,000 shares of Common Stock beneficially owned by Elizabeth Carroll 2012 Descendants Trust and (vi) 1,000,000 shares of Common Stock beneficially owned by Kenneth Carroll 2012 Family Trust.

The Reporting Persons may be deemed to have acquired shared voting power with respect to the Subject Shares by reason of the execution and delivery of the Voting Agreements by Parent.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the Voting Agreements, are each attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for Parent, through the Merger Subs, to acquire all of the outstanding shares of Diligent. Parent required that the Supporting Stockholders agree to enter into the Voting Agreements to induce Parent and the Merger Subs to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger. Upon consummation of the Merger, Diligent will be merged with and into Merger Sub II, which will become a wholly-owned subsidiary of Parent, the Common Stock will cease to be freely traded or listed on the NZX Main Board, the Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended, and Parent will control the board of directors of Diligent and will make such other changes in the charter, bylaws, capitalization, management and business of Diligent as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Statement or as contemplated by the Merger Agreement or the Voting Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

Item 5.                   Interest in Securities of the Issuer.

(a)                                 The percentages used herein are calculated based upon the 87,499,646 shares of Common Stock outstanding as of February 12, 2016, as set forth in the Merger Agreement.  For the purposes of calculating the percentage of outstanding Common Stock beneficially owned by the Reporting Persons, such outstanding shares are increased by 30,000,000 shares of Common Stock into which the shares of Preferred Stock are convertible, which shares of Common Stock are deemed to be outstanding.  Thus, a total of 117,499,646 shares are used to calculate the percentage of outstanding Common Stock beneficially owned by the Reporting Persons as described in this Schedule 13D.  The Supporting Stockholders collectively own 40,886,736 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Voting Agreements, be deemed to share beneficial ownership over 40,886,736 shares of Common Stock, which would represent 34.8% of the Common Stock of Diligent, issued and outstanding as of February 12, 2016, as disclosed in the Merger Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)                                 The Reporting Persons, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared dispositive and voting power with the Supporting Stockholders with respect to 40,886,736 shares of Common Stock, representing approximately 34.8% of the Common Stock of Diligent, issued and outstanding as of February 12, 2016, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Diligent as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreements.

(c)                                  Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)                                 Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.                                                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Company.

Item 7.                   Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 22, 2016, by and among the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger, dated February 12, 2016, by and among Diamond Parent

Holdings, Corp., Diamond Merger Sub I, Corp., Diamond Merger Sub II, Corp. and Diligent Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016).

Exhibit 99.3

Voting Agreement, dated February 12, 2016, by and among Diamond Parent Holdings, Corp. and Spring Street Partners, L.P. (incorporated by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016).

Exhibit 99.4

Voting Agreement, dated February 12, 2016, by and among Diamond Parent Holdings, Corp., Carroll Capital Holdings, LLC, Elizabeth Carroll 2012 Descendants Trust, Kenneth Carroll 2012 Family Trust and Greenwood Investments LLC (incorporated by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 16, 2016).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016	DIAMOND PARENT HOLDINGS, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: February 22, 2016	DIAMOND MERGER SUB I, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: February 22, 2016	DIAMOND MERGER SUB II, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE ASSOCIATES IX, L.P.

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Secretary

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: February 22, 2016	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

SCHEDULE I

Diamond Parent Holdings, Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA

SCHEDULE II

Diamond Merger Sub I, Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA

SCHEDULE III

Diamond Merger Sub II, Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ryan Hinkle, Director, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Ross Devor, Director, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA

SCHEDULE IV

Insight Venture Associates IX, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Horing, Director, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Alternate Director, General Counsel, Vice President, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

Deven Parekh, Authorized Officer, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Mark Lessing, Authorized Officer, Vice President, Chief Financial Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Eric Goldstein, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Compliance Officer and Deputy General Counsel of Insight Venture Partners	USA

SCHEDULE V

Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Horing, Director, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Alternate Director, Authorized Officer, General Counsel, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

Eric Goldstein, Vice President, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Compliance Officer and Deputy General Counsel of Insight Venture Partners	USA

Mark Lessing, Chief Financial Officer, Authorized Officer, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA

Deven Parekh, Vice President, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

SCHEDULE VI

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Peter Sobiloff, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA

Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA